SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Duke Realty Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

With an Exercise Price Equal to or Greater Than $14.15 Per Share

(Title of Class of Securities)

264411505

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Howard L. Feinsand, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Duke Realty Corporation

600 East 96th Street, Suite 100

Indianapolis, Indiana 46240

(317) 808-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

John B. Shannon, Esq.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, NW

Atlanta, GA 30309-3424

(404) 881-7466

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$15,394,479	$1,097.63

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Duke Realty Corporation common stock that are eligible for exchange in the offer will be cancelled pursuant to the offer and exchanged for new restricted stock units (“RSUs”). These new RSUs will cover a maximum aggregate of 1,150,559 shares of Duke Realty Corporation common stock with an approximate aggregate value of $ 15,394,479 , based on the average of the high and low prices of the common stock reported on the New York Stock Exchange on May 4, 2010 ($13.38).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, effective December 21, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,097.63	Filing Party: Duke Realty Corporation

Form or Registration No.: Schedule TO-I	Date Filed: May 6, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

TABLE OF CONTENTS

		Page
SCTO-I/A—SCHEDULE TO
ITEM 4.	TERMS OF THE TRANSACTION	2

SIGNATURE		3

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 6, 2010 (the “Schedule TO”), by Duke Realty Corporation, an Indiana corporation (the “Company”), relating to a one-time stock option exchange program (“option exchange”) pursuant to which the Company offered certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 4,423,395 shares of the Company’s common stock, whether vested or unvested, that were granted under certain of the Company’s existing long-term incentive plans and had a per share exercise price equal to or greater than $14.15, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 6, 2010 (the “Offer to Exchange,”) and the related Election Form (together with the Offer to Exchange, the “Offer”).

The information in the Offer, a copy of which was previously filed with the Schedule TO as Exhibit 99.A.1 and Exhibit 99.A.4 thereto, is hereby amended and supplemented to the extent specifically provided herein. This Amendment is made for the purpose of reporting the results of the Offer.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer made by the Company expired at 6:00pm EDT, on June 4, 2010. Pursuant to the Offer, the Company accepted for exchange eligible options to purchase an aggregate of 4,421,648 shares of the Company’s common stock. In accordance with the terms and conditions of the Offer, on June 7, 2010, the Company granted 1,150,076 new restricted stock units in exchange for the cancellation of such tendered options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2010	Duke Realty Corporation

	By:	/s/ Howard L. Feinsand
Howard L. Feinsand
Executive Vice President, General Counsel
and Corporate Secretary

3